# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAUTICUS ROBOTICS, INC., CIK 0001849820
CUSIP: 63911H108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Date of event which requires filing of this statement: 06/22/2023
Amends the filing with accession number 0001193125-23-028429
Filed by CIK 0001804648
Persons authorized to receive notices and communications: Kenneth J. DiPoto, c/o Material Impact, 131 Dartmouth Street, Floor 3, Boston, Massachusetts (MA), 02116, (978) 245-2248

## Reporting persons
- Material Impact Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,864,520; sole dispositive power 0; shared dispositive power 6,864,520; aggregate amount beneficially owned 6,864,520 (18.6% of the class)
  Comment: Consists of (i) 69,829 shares of Common Stock held of record by MIF II (as defined in Item 2(a) of the Original Schedule 13D), (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Original Schedule 13D), (iii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans (as defined in Item 3 below) as of February 14, 2025, (iv) 10,701 shares of Common Stock issuable upon conversion of the September 2023 Term Loans (as defined in Item 3 below) as of February 14, 2025, and (v) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock (as defined in Item 3 below). Excludes 13,873 Earn-Out Shares (as defined in the Original Schedule 13D) to be released upon the occurrence of a Triggering Event (as defined in the Original Schedule 13D). MIP II (as defined in Item 3 of the Original Schedule 13D) is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 30,185,791 shares of Common Stock outstanding as of February 3, 2025, as reported on the Issuer's Form S-3 filed with the SEC (as defined in the Original 13D) on February 3, 2025 (the S-3), plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of February 14, 2025, (iii) 10,701 shares issuable upon the conversion of the September 2023 Term Loans as of February 14, 2025 and (iv) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock.
- Material Impact Fund II, L.P. (CIK 0001804648): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,864,520; sole dispositive power 0; shared dispositive power 6,864,520; aggregate amount beneficially owned 6,864,520 (18.6% of the class)
  Comment: Consists of (i) 69,829 shares of Common Stock held of record by MIF II, (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of February 14, 2025, (iv) 10,701 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of February 14, 2025, and (v) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock. Excludes 13,873 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 30,185,791 shares of Common Stock outstanding as of February 3, 2025, as reported on the S-3, plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of February 14, 2025, (iii) 10,701 shares issuable upon the conversion of the September 2023 Term Loans as of February 14, 2025 and (iv) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock.
- Adam Sharkawy (CIK 0001945167): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,139; shared voting power 6,864,520; sole dispositive power 2,139; shared dispositive power 6,864,520; aggregate amount beneficially owned 6,866,659 (18.6% of the class)
  Comment: Shares of Common Stock reported in Items 7 and 9 are held by Adam Sharkawy individually.
  
  Shares reported in Items 8 and 10 consist of (i) 69,829 shares of Common Stock held of record by MIF II, (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of February 14, 2025, (iv) 10,701 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of February 14, 2025, and (v) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock. Excludes 13,873 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 30,185,791 shares of Common Stock outstanding as of February 3, 2025, as reported on the S-3, plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of February 14, 2025, (iii) 10,701 shares issuable upon the conversion of the September 2023 Term Loans as of February 14, 2025 and (iv) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock.
- Carmichael Roberts (CIK 0001810913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,864,520; sole dispositive power 0; shared dispositive power 6,864,520; aggregate amount beneficially owned 6,864,520 (18.6% of the class)
  Comment: Consists of (i) 69,829 shares of Common Stock held of record by MIF II, (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of February 14, 2025, (iv) 10,701 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of February 14, 2025, and (v) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock. Excludes 13,873 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 30,185,791 shares of Common Stock outstanding as of February 3, 2025, as reported on the S-3, plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,466,090 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of February 14, 2025, (iii) 10,701 shares issuable upon the conversion of the September 2023 Term Loans as of February 14, 2025 and (iv) 5,211,706 shares of Common Stock underlying the Series A Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NAUTICUS ROBOTICS, INC.
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Comment:
Introductory Note: This Amendment No. 2 (the Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 19, 2022, as amended by Amendment No. 1 filed with the Commission on February 8, 2023 (collectively, the Original Schedule 13D). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

All Common Stock share amounts and percentage interests reported in this Amendment give effect to the 1-for-36 reverse stock split effected by the Issuer on July 22, 2024 (the Reverse Stock Split).

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Material Impact Partners II, LLC (MIP II), Material Impact Fund II, L.P. (MIF II and together with MIP II, the Reporting Entities), Adam Sharkawy and Carmichael Roberts. The Reporting Entities, Dr. Sharkawy and Dr. Roberts collectively are referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit 1 to the Original Schedule 13D. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Dr. Sharkawy was elected to the board of directors of the Issuer as a representative of MIF II.
Residence or business address: The principal business address of each Reporting Person is 131 Dartmouth Street, Floor 3, Boston, MA 02116.
Present principal occupation or employment: MIF II is a venture capital investment entity. MIP II is the sole general partner of MIF II. The Reporting Persons are the managing members of MIP II, and Dr. Sharkawy is a member of the Issuer's board of directors.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MIP II is a limited liability company organized under the laws of the State of Delaware. MIF II is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Persons is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

2023 First Amendment to Registration Rights Agreement

The Issuer and certain investors, including MIF II, are parties to that certain Registration Rights Agreement, dated September 9, 2022 (the RRA), pursuant to which the Issuer and holders agreed to certain requirements and conditions covering the resale by the holders of the Common Stock in which securities are convertible or exercisable. Under the terms of the RRA, upon the closing of its business combination on September 9, 2022, the Issuer was required to (i) file a registration statement within 15 business days of such closing and (ii) use its best efforts to cause such registration statement to be declared effective as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Date (as defined in the RRA) (the Registration Requirements). The RRA additionally provided for liquidated damages if the Registration Requirements were not met. On June 22, 2023, the Issuer and holders, including MIF II, entered into the First Amendment to Registration Rights Agreement (the Amended RRA), pursuant to which the Issuer agreed to deliver to MIF II 7,333 shares of Common Stock in exchange for the release by MIF II of any and all claims, remedies and causes of action under any transaction documents (as defined in the RRA), including all past and future claims for liquidated damages under the RRA.

The foregoing description of the terms of the Amended RRA and related issuance of shares of Common Stock to MIF II does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended RRA, which is filed herewith as Exhibit 7.

September 2023 Term Loan Agreement

On September 18, 2023, the Issuer entered into a convertible senior secured term loan agreement (as amended, the September 2023 Term Loan Agreement) with a collateral agent, MIF II and certain parties thereto, as lenders. Pursuant to the September 2023 Term Loan Agreement, the Issuer borrowed an aggregate principal amount of $2,000,000 from MIF II (the September 2023 Term Loans). The September 2023 Term Loan Agreement included a 2.5 percent exit fee of $290,000 and the September 2023 Term Loans bear interest at 12.50 percent per annum, payable quarterly in arrears on the first day of each calendar quarter commencing April 1, 2024. The September 2023 Term Loans were convertible, in whole or in part, at the option of each lender into shares of Common Stock at an initial conversion price of $6.00 per share of Common Stock, on a pre Reverse Stock Split basis, subject to certain customary anti-dilution adjustments as described in the September 2023 Term Loan Agreement.

The foregoing descriptions of the terms of the September 2023 Term Loan Agreement, as amended on December 31, 2023 (the First Amendment) and January 30, 2024 (the Second Amendment), do not purport to be complete and is qualified in their entirety by reference to the complete text of the September 2023 Term Loan Agreement, the First Amendment and the Second Amendment, which are filed herewith as Exhibit 8, 9 and 10, respectively.

January 2024 Term Loan Agreement

On January 30, 2024, the Issuer entered into a senior secured term loan agreement (the January 2024 Term Loan Agreement) with a collateral agent, MIF II and certain parties thereto, as lenders. Pursuant to the January 2024 Term Loan Agreement, the Issuer borrowed an aggregate principal amount of $2,000,000 from MIF II (the January 2024 Term Loans). The January 2024 Term Loans bear interest at the rate of 15% per annum, payable quarterly in arrears on the first day of each calendar quarter commencing April 1, 2024. The January 2024 Term Loans were convertible, in whole or in part, at the option of each lender into shares of Common Stock at an initial conversion price of $0.4582 per share of Common Stock, on a pre Reverse Stock Split basis, subject to certain customary anti-dilution adjustments as described in the January 2024 Term Loan Agreement. On January 3, 2025, pursuant to the terms of the January 2024 Term Loan Agreement, the Issuer voluntarily reduced the conversion price of the January 2024 Term Loans to $1.59, which was the closing price of the Issuer's Common Stock on January 2, 2025.

The foregoing description of the terms of the January 2024 Term Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the January 2024 Term Loan Agreement, which is filed herewith as Exhibit 11.

January Warrant & Debenture Agreement Restructuring

On January 30, 2024, the Issuer and certain of its subsidiaries entered into an Amendment and Exchange Agreement with MIF II, pursuant to which MIF II exchanged its existing 5 Percent Original Issue Discount Senior Secured Convertible Debentures to the Issuer for new debentures (New Debentures) in the aggregate amount equal to the outstanding principal amount plus interest. The New Debentures provided for, among other items: (a) an interest rate of 5 percent per annum, payable quarterly in shares of Common Stock (if certain conditions are met) and or in cash, at the Issuer's option; (b) conversion by the holder into shares of Common Stock at any time (subject to certain limitations on conversion); (c) a conversion price of $0.4582, on a pre-Reverse Stock Split basis, (subject to certain adjustments) with shares of the Issuer's Common Stock issuable on conversion determined by dividing 120 percent of the applicable conversion amount (as defined in the New Debenture) by the conversion price; (d) prior to the date of sale of shares of Common Stock (or equivalents) in one or in a series of transactions resulting in net cash proceeds to the Issuer of at least $30 million, an alternate conversion price at the lower of (1) $0.4582, on a pre-Reverse Stock Split basis, (subject to adjustment as provided therein) and (2) the greater of a floor price of $0.0878, on a pre-Reverse Stock Split basis, (subject to adjustment as provided therein) and 98 percent of the lowest volume weighted average price (VWAP) of the Issuer's shares of Common Stock during the applicable 10-trading day period (subject to payment in cash if the applicable VWAP calculation is less than the floor price), and an interest conversion rate of 90 percent of such alternate conversion price; and (d) an option by the holder to extend the maturity date by an additional year.

On January 31, 2024, the Issuer and certain of its subsidiaries and MIF II, as a holder of Private Warrants issued pursuant to that certain Securities Purchase Agreement dated as of December 16, 2021, as amended, entered into the Nauticus Second Lien Restructuring Agreements (the Second Lien Restructuring Agreements). Among other things, the Second Lien Restructuring Agreements provided for (a) a voluntary adjustment of the warrant exercise price to $0.0001 for the remaining term of the Private Warrants, and (b) MIF II's waiver of certain provisions of the Private Warrants, in part, such that the aggregate shares of Common Stock issuable upon exercise of the Private Warrants (after giving effect to the exercise price adjustment) would be 106,194.

The foregoing description of the terms of the New Debentures and the Second Lien Restructuring Agreements, do not purport to be complete and is qualified in their entirety by reference to the complete text of the New Debentures and the Second Lien Restructuring Agreements, which are filed herewith as Exhibit 12 and 13, respectively.

Exchange Agreement

On November 4, 2024, the Issuer entered into a Second Amendment and Exchange Agreement (the Exchange Agreement), with MIF II, pursuant to which MIF II exchanged (the Exchange) the remaining outstanding principal amount plus interest under the New Debentures for 5,342 shares of Series A preferred convertible stock (the Series A Preferred Stock). The Exchange Agreement further amended the Securities Purchase Agreement dated as of December 16, 2021, as amended, and contained certain covenants of the Issuer to, among other items, hold one or more stockholder meetings in respect of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

Series A Preferred Stock

On December 26, 2024, the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designation of Series A Convertible Preferred Stock of the Issuer attached hereto as Exhibit 3.1 (the Series A Certificate of Designation) and designated 40,000 shares of Series A Convertible Preferred Stock (the Series A Preferred Stock).

Under the terms of the Series A Certificate of Designation, each share of Series A Preferred Stock has a stated value of $1,000 per share and, when issued, the Series A Preferred Stock will be fully paid and non-assessable. The holders of Series A Preferred Stock will be entitled to a 5 percent per annum dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of Common Stock of the Issuer, when and if actually paid. The holders of the Series A Preferred Stock shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of share of capital stock, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of Common Stock, except as provided in the Series A Certificate of Designation (or as otherwise required by applicable law).

The Series A Preferred Stock holders may convert all, or any part, of the outstanding Series A Preferred Stock, at any time at such holder's option, into shares of the Common Stock by dividing 120 percent of the stated value (plus certain other amounts owed to the holders) at the fixed Conversion Price of $1.23, which is subject to proportional adjustments, or a holder may elect to convert the Series A Preferred Stock held by such holder at the Alternate Conversion Price (as defined in the Series A Certificate of Designation) at holder's election or at certain triggering event. The Issuer has the right to redeem in cash all, but not less than all, the shares of Series A Preferred Stock then outstanding at a 25 percent redemption premium to the greater of (i) the Conversion Amount being redeemed, and (ii) the product of (1) the Conversion Rate with respect to the Conversion Amount being redeemed, multiplied by (2) the equity value of the Common Stock underlying the Series A Preferred Stock.

The foregoing description of the terms of the Exchange Agreement and the Certificate of Designations, do not purport to be complete and is qualified in their entirety by reference to the complete text of the Form of Exchange Agreement and the Certificate of Designations, which are filed herewith as Exhibit 15 and 16, respectively.

All shares of the capital stock of the Issuer purchased by MIF II have been purchased using investment funds provided to MIF II by its limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of MIF II, the general partner and limited partners of MIF II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by MIF II.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of this Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7: First Amendment to Registratoin Rights Agreement, dated as of June 22, 2023, by and among Nauticus Robotics, Inc. and certain parties thereto (filed as Exhibit 10.2 to the Issuer's current report on Form 8-K, as filed with the Commission on June 23, 2023 (File No. 001-40611) and incorporated herein by reference.

Exhibit 8: Senior Secured Term Loan Agreement, dated as of September 18, 2023, by and among Nauticus Robotics, Inc., ATW Special Situations II LLC, as collateral agent and lender, and the lenders party thereto (filed as Exhibit 10.1 to the Issuer's current report on Form 8-K, as filed with the Commission on September 21, 2023 (File No. 001-40611) and incorporated herein by reference).

Exhibit 9: First Amendment to Senior Secured Term Loan Agreement dated December 31, 2023 (filed as Exhibit 10.1 to the Issuer's current report on Form 8-K, as filed with the Commission on January 5, 2024 (File No. 001-40611) and incorporated herein by reference).

Exhibit 10: Second Amendment to Senior Secured Term Loan Agreement, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, ATW Special Situatons II LLC, ATW Special Situations I LLC, and Material Impact Fund II, L.P. (filed as Exhibit 10.7 to the Issuer's current report on Form 8-K, as filed with the Commission on February 5, 2024 (File No. 001-40611) and incorporated herein by reference).

Exhibit 11: Senior Secured Term Loan Agreement, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., ATW Special Situations Management LLC, as collateral agent and lender, and the lenders party thereto (filed as Exhibit 10.1 to the Issuer's current report on Form 8-K, as filed with the Commission on February 5, 2024 (File No. 001-40611) and incorporated herein by reference).

Exhibit 12: Form of Original Issue Discount Exchanged Senior Secured Convertible Debenture Due September 9, 2026 (filed as Exhibit 10.10 to the Issuer's current report on Form 8-K, as filed with the Commission on February 5, 2024 (File No. 001-40611) and incorporated herein by reference).

Exhibit 13: Second Agreement Regarding Incremental Loans, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, ATW Special Situations II LLC, and Material Impact Fund II, L.P. (filed as Exhibit 10.8 to the Issuer's current report on Form 8-K, as filed with the Commission on February 5, 2024 (File No. 001-40611) and incorporated herein by reference).

Exhibit 14: Form of Second Amendment and Exchange Agreement dated November 4, 2024 by and among Nauticus Robotics Inc. and each of the signatories thereto (filed as Exhibit 10.1 to the Issuer's current report on Form 8-K, as filed with the Commission on November 5, 2024 (File No. 001-40611) and incorporated herein by reference).

Exhibit 15: Certificate of Designations of Rights and Preferences of Series A Convertible Preferred Stock of Nauticus Robotics, Inc. (filed as Exhibit 3.1 to the Issuer's current report on Form 8-K, as filed with the Commission on December 27, 2024 (File No. 001-40611) and incorporated herein by reference).

## Signatures
- Material Impact Partners II, LLC: /s/Carmichael Roberts, Carmichael Roberts, Managing Member (02/25/2025)
- Material Impact Fund II, L.P.: /s/Carmichael Roberts, Carmichael Roberts, Managing Member of Material Impact Partners II, LLC, its General Partner (02/25/2025)
- Adam Sharkawy: /s/Adam Sharkawy, Adam Sharkawy (02/25/2025)
- Carmichael Roberts: /s/Carmichael Roberts, Carmichael Roberts (02/25/2025)